51-102F3
Material Change Report

Item 1	Name and Address of Company
SSR Mining Inc.
Suite 800 – 1055 Dunsmuir Street
PO Box 49088
Vancouver, British Columbia V7X 1G4

Item 2	Date of Material Change
May 3, 2018

Item 3	News Release

The news release dated May 3, 2018 was disseminated through CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4	Summary of Material Change

SSR Mining Inc. (“SSR Mining” or the “Company”) announced in a news release dated May 3, 2018 that Mr. Alan Pangbourne will retire as the Company’s Chief Operating Officer (“COO”) effective May 31, 2018. Mr. Kevin O’Kane will succeed Mr. Pangbourne as COO of the Company effective June 4, 2018.

Item 5	Full Description of Material Change

SSR Mining announced that Mr. Alan Pangbourne will be retiring from his role as COO effective May 31, 2018. Mr. Kevin O’Kane will succeed Mr. Pangbourne as COO of the Company effective June 4, 2018.
Mr. O’Kane has more than 30 years of international experience developing and operating mines. Since joining BHP early in his career, his focus and success has been leading safety and productivity improvements, cost reductions, and organizational and cultural change processes, including at the Escondida mine in Chile, the world’s largest copper mine. Mr. O’Kane joins SSR Mining having most recently been Asset President, Pampa Norte, BHP Minerals Americas and holds a Bachelor of Applied Science degree from Queen’s University in Kingston, Ontario.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
Paul Benson
President and Chief Executive Officer
(604) 484-8201

Item 9	Date of Report
Dated at Vancouver, British Columbia, this 11th day of May, 2018.